UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For January 17, 2023

Commission File Number 001-41065

SNOW LAKE RESOURCES LTD.
(Translation of registrant’s name into English)
242 Hargrave Street, #1700 Winnipeg, Manitoba R3C 0V1 Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐    Form 40-F ☐

EXHIBIT LIST

 On January 17, 2023, Snow Lake Resources Ltd. (the “Issuer”) issued the press release attached hereto as Exhibit 99.1 announcing the results of the Issuer’s 2022 Annual and Special Meeting of Shareholders held on January 17, 2023, involving, among other things, the election of a slate of directors, which press release is incorporated herein by reference.

Exhibit	Description

99.1	Press Release, Dated January 17, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SNOW LAKE RESOURCES LTD.

Date	January 18, 2023	By	/s/ Keith Li
Keith Li Chief Financial Officer